NYSE
AN ICE EXCHANGE

April 17, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Banco Santander, S.A., under the Exchange Act of 1934:

- Series SNP-269 Senior Non Preferred Floating Rate Notes due 2029
- Series SNP-266 4.600% Senior Non Preferred Fixed Rate Notes due 2029
- Series SNP-267 4.867% Senior Non Preferred Fixed Rate Notes due 2031
- Series SNP-268 5.437% Senior Non Preferred Fixed Rate Notes due 2036

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com